FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/26/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                                    By: /s/ Daniel Novegil

Name: Pablo Brizzio                                                  Name: Daniel Novegil

Title: Chief Financial Officer                                    Title: Chief Executive Officer

Dated: April 26, 2016

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements

as of March 31, 2016

and for the three-month periods

ended on March 31, 2016 and 2015

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Finance expense, Finance income and Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Distribution of dividends	16
11	Contingencies, commitments and restrictions on the distribution of profits	16
12	Related party transactions	21
13	Fair value measurement	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 All amounts in USD thousands

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2016	2015
		(Unaudited)
Net sales	3	1,655,502	2,126,075
Cost of sales	3 & 4	(1,286,809)	(1,728,303)

Gross profit	3	368,693	397,772

Selling, general and administrative expenses	3 & 5	(164,016)	(197,366)
Other operating income (expenses), net	3	(2,321)	3,740

Operating income	3	202,356	204,146

Finance expense	6	(12,656)	(24,049)
Finance income	6	3,019	2,127
Other financial income (expenses), net	6	(12,206)	16,123

Equity in earnings (losses) of non-consolidated companies		2,442	(9,520)

Profit before income tax expense		182,955	188,827

Income tax expense		(59,373)	(93,036)

Profit for the period		123,582	95,791

Attributable to:
Owners of the parent		94,389	68,455
Non-controlling interest		29,193	27,336

Profit for the period		123,582	95,791

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in USD per share)		0.05	0.03

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 All amounts in USD thousands

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2016	2015
	(Unaudited)
Profit for the period	123,582	95,791

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(88,407)	(34,257)
Currency translation adjustment from participation in non-consolidated companies	(271)	(126,687)
Changes in the fair value of derivatives classified as cash flow hedges and others	(1,225)	(7,817)
Income tax relating to cash flow hedges	367	2,626
Others from participation in non-consolidated companies	(1,346)	(1,620)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post-employment benefit obligations	(24)	343

Other comprehensive loss for the period, net of tax	(90,906)	(167,412)

Total comprehensive income (loss) for the period	32,676	(71,621)

Attributable to:
Owners of the parent	38,329	(74,273)
Non-controlling interest	(5,653)	2,652

Total comprehensive income (loss) for the period	32,676	(71,621)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These  consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 All amounts in USD thousands

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2016		December 31, 2015
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,134,050		4,207,566
Intangible assets, net	8	873,950		888,206
Investments in non-consolidated companies	9	251,155		250,412
Deferred tax assets		101,925		98,058
Receivables, net		52,712	5,413,792	36,147	5,480,389

Current assets
Receivables		95,647		89,484
Derivative financial instruments		-		1,787
Inventories, net		1,455,321		1,579,120
Trade receivables, net		618,477		511,464
Other investments		234,718		237,191
Cash and cash equivalents		183,618	2,587,781	151,491	2,570,537

Non-current assets classified as held for sale			12,758		11,667

			2,600,539		2,582,204

Total Assets			8,014,331		8,062,593

EQUITY
Capital and reserves attributable to the owners of the parent			4,071,477		4,033,148

Non-controlling interest			713,367		769,849

Total Equity			4,784,844		4,802,997

LIABILITIES
Non-current liabilities
Provisions		6,875		8,142
Deferred tax liabilities		568,790		609,514
Other liabilities		319,826		320,673
Trade payables		13,413		13,413
Borrowings		595,190	1,504,094	607,237	1,558,979

Current liabilities
Current income tax liabilities		72,631		41,064
Other liabilities		228,927		156,654
Trade payables		575,166		568,478
Derivative financial instruments		14,823		20,635
Borrowings		833,846	1,725,393	913,786	1,700,617

Total Liabilities			3,229,487		3,259,596

Total Equity and Liabilities			8,014,331		8,062,593

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 All amounts in USD thousands

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

Profit for the period							94,389	94,389	29,193	123,582
Other comprehensive income (loss) for the period
Currency translation adjustment						(54,356)		(54,356)	(34,322)	(88,678)
Remeasurement of post-employment benefit obligations				(15)				(15)	(9)	(24)
Cash flow hedges and others, net of tax				(438)				(438)	(420)	(858)
Others				(1,251)				(1,251)	(95)	(1,346)

Total comprehensive income (loss) for the period	-	-	-	(1,704)	-	(54,356)	94,389	38,329	(5,653)	32,676

Dividends to be paid in cash to non-controlling interest								-	(50,829)	(50,829)

Balance as of March 31, 2016 (unaudited)	2,004,743	(150,000)	(23,295)	1,442,690	(2,324,866)	(2,354,691)	5,476,896	4,071,477	713,367	4,784,844

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.3) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 All amounts in USD thousands

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

Profit for the period							68,455	68,455	27,336	95,791
Other comprehensive (loss) income for the period
Currency translation adjustment						(138,375)		(138,375)	(22,569)	(160,944)
Remeasurement of post- employment benefit obligations				209				209	134	343
Cash flow hedges, net of tax				(3,056)				(3,056)	(2,135)	(5,191)
Others				(1,506)				(1,506)	(114)	(1,620)

Total comprehensive (loss) income for the period	-	-	-	(4,353)	-	(138,375)	68,455	(74,273)	2,652	(71,621)

Dividends to be paid in cash to non-controlling interest							-	-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (5)								-	30,870	30,870
Sale of participation in subsidiary companies (6)								-	1,509	1,509

Balance as of March 31, 2015 (unaudited)	2,004,743	(150,000)	(23,295)	1,471,266	(2,324,866)	(1,974,432)	5,619,512	4,622,928	939,790	5,562,718

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.0) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

(6) Corresponds to the sale of the participation in Ferrasa Panamá S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015 All amounts in USD thousands

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2016	2015
		(Unaudited)
Cash flows from operating activities
Profit for the period		123,582	95,791
Adjustments for:
Depreciation and amortization	7 & 8	100,668	109,295
Income tax accruals less payments		(2,928)	31,379
Equity in (earnings) losses of non-consolidated companies		(2,442)	9,520
Interest accruals less payments		2,633	(1,945)
Changes in provisions		135	666
Changes in working capital (1)		(1,920)	69,929
Results on the sale of participation in subsidiary company		-	1,739
Net foreign exchange results and others		17,690	7,417

Net cash provided by operating activities		237,418	323,791

Cash flows from investing activities
Capital expenditures	7 & 8	(97,817)	(83,828)
Loans to non-consolidated companies		(22,656)	-
Sale of participation in subsidiary company, net of cash disposed		-	(673)
Decrease (Increase) in other investments		2,473	(27,692)
Proceeds from the sale of property, plant and equipment		214	360
Dividends received from non-consolidated companies		60	-
Net cash used in investing activities		(117,726)	(111,833)

Cash flows from financing activities
Contributions from non-controlling shareholders in consolidated subsidiaries		-	30,870
Proceeds from borrowings		207,350	128,013
Repayments of borrowings		(292,854)	(318,317)

Net cash used in financing activities		(85,504)	(159,434)

Increase in cash and cash equivalents		34,188	52,524

Movement in cash and cash equivalents
At January 1,		151,491	213,303
Effect of exchange rate changes		(2,061)	(304)
Increase in cash and cash equivalents		34,188	52,524

Cash and cash equivalents as of March 31, (2)		183,618	265,523

(1) The working capital is impacted by non-cash movement of USD (37.2) million as of March 31, 2016 (USD (24.4) million as of March 31, 2015) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 86 and USD 91 as of March 31, 2016 and 2015, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 234,717 and USD 170,682 as of March 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited onsolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

Notes to the Consolidated Condensed Interim Financial Statements

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION

a)  General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of March 31, 2016, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2015 and 2014, this special reserve amounted to USD 7.1 billion and USD 7.3 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2015.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the

Board of Directors of Ternium on April 26, 2016.

2.     ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2015.

None of the accounting pronouncements issued after December 31, 2015, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

3.    SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2016 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	1,655,060	43,841	(43,399)	1,655,502
Cost of sales	(1,282,999)	(48,008)	44,198	(1,286,809)
Gross profit	372,061	(4,167)	799	368,693

Selling, general and administrative expenses	(161,287)	(2,729)	-	(164,016)
Other operating income, net	(961)	(1,360)	-	(2,321)

Operating income - IFRS	209,813	(8,256)	799	202,356

Management view

Net sales	1,655,060	46,545	(46,103)	1,655,502
Operating income	218,044	(3,747)	2,730	217,027

Reconciliation items:

Differences in Cost of sales				(14,670)

Operating income - IFRS				202,356

Financial income (expense), net				(21,843)
Equity in losses of non-consolidated companies				2,442

Income before income tax expense - IFRS				182,955

Depreciation and amortization - IFRS	(89,042)	(11,626)	-	(100,668)

	Three-month period ended March 31, 2015 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,125,493	56,985	(56,403)	2,126,075
Cost of sales	(1,720,184)	(57,957)	49,838	(1,728,303)
Gross profit	405,309	(972)	(6,565)	397,772

Selling, general and administrative expenses	(193,962)	(3,404)	-	(197,366)
Other operating income, net	4,000	(260)	-	3,740

Operating income - IFRS	215,347	(4,636)	(6,565)	204,146

Management view

Net sales	2,125,493	64,025	(63,443)	2,126,075
Operating income	283,524	5,135	(1,475)	287,184

Reconciliation items:

Differences in Cost of sales				(83,038)

Operating income - IFRS				204,146

Financial income (expense), net				(5,799)
Equity in losses of non-consolidated companies				(9,520)

Income before income tax expense - IFRS				188,827

Depreciation and amortization - IFRS	(96,694)	(12,601)	-	(109,295)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2016 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	994,923	464,553	196,026	1,655,502

Non-current assets (1)	4,145,906	617,155	244,939	5,008,000

	Three-month period ended March 31, 2015 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,251,589	632,789	241,697	2,126,075

Non-current assets (1)	4,196,845	912,282	262,485	5,371,612
(1) Includes propery, plant and equipament and intangible assets.

4.    COST OF SALES

	Three-month period ended March 31,
	2016	2015
	(Unaudited)

Inventories at the beginning of the year	1,579,120	2,134,034
Translation differences	(46,419)	(18,748)
Plus: Charges for the period
Raw materials and consumables used and other movements	871,255	1,282,221
Services and fees	20,582	22,058
Labor cost	122,186	148,337
Depreciation of property, plant and equipment	79,018	85,454
Amortization of intangible assets	9,026	11,587
Maintenance expenses	100,822	113,175
Office expenses	1,467	1,500
Insurance	2,208	2,504
Change of obsolescence allowance	2,059	8,135
Recovery from sales of scrap and by-products	(5,356)	(6,722)
Others	6,162	4,931

Less: Inventories at the end of the period	(1,455,321)	(2,060,163)
Cost of Sales	1,286,809	1,728,303

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2016	2015
	(Unaudited)
Services and fees	13,419	17,039
Labor cost	44,960	56,481
Depreciation of property, plant and equipment	3,335	3,459
Amortization of intangible assets	9,289	8,795
Maintenance and expenses	868	1,218
Taxes	24,381	32,861
Office expenses	7,685	10,641
Freight and transportation	56,352	64,332
Increase (decrease) of allowance for doubtful accounts	237	(353)
Others	3,490	2,893
Selling, general and administrative expenses	164,016	197,366

6.    FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES) , NET

	Three-month period ended March 31,
	2016	2015
	(Unaudited)
Interest expense	(12,008)	(23,541)
Debt issue costs	(648)	(508)

Finance expense	(12,656)	(24,049)

Interest income	3,019	2,127

Finance income	3,019	2,127

Net foreign exchange (loss) gain	(19,113)	9,121
Change in fair value of financial assets	4,999	(401)
Derivative contract results	2,526	8,066
Others	(618)	(663)

Other financial (expenses) income, net	(12,206)	16,123

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2016	2015
	(Unaudited)
At the beginning of the year	4,207,566	4,481,027

Currency translation differences	(75,151)	(28,314)
Additions	93,061	75,822
Disposals	(4,282)	(4,246)
Depreciation charge	(82,353)	(88,913)
Transfers and reclassifications	(4,791)	-
At the end of the period	4,134,050	4,435,376

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2016	2015
	(Unaudited)
At the beginning of the year	888,206	948,886

Currency translation differences	(697)	(274)
Additions	4,756	8,006
Amortization charge	(18,315)	(20,382)
At the end of the period	873,950	936,236

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	32.88%	240,998	239,960
Other non-consolidated companies (1)					10,157	10,452
					251,155	250,412

(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C., Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A., and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed under a shareholders agreement. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group) 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares (114.7 of which are subject to the Usiminas shareholders agreement). Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Usiminas’ financial statements as of and for the quarter ended March 31, 2016, described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, KPMG, Usiminas’ external auditors reiterated in their report on the financial statements the emphasis of matter paragraph that indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern”, as they had done in their report on Usiminas’ financial statements as of and for the year then ended December 31, 2015.

On March 17, 2016, Usiminas entered into a standstill agreement with its financial creditors with a term of 120 days. On April 18, 2016, Usiminas’ shareholders’ meeting approved an issuance of ordinary shares in an amount of up to BRL 1.0 billion (approximately USD 285.7 million). Existing shareholders, including Ternium and NSSMC, have preemptive rights to subscribe the proposed capital increase at any time prior to May 23, 2016. Ternium has not yet decided whether or not it will participate in the capital increase; NSSMC, in turn, has undertaken to subscribe the capital increase in its entirety; however, NSSMC has conditioned its undertaking to the completion of a restructuring of Usiminas’ financial debt. Ternium’s subscription rights, if exercised, entitle it to subscribe up to 33.6 million ordinary shares at a price of BRL 5.0 per share for a total amount of up to BRL 168.2 million (approximately USD 48.1 million), and to subscribe (pro rata with other subscribing shareholders) any ordinary shares not subscribed by Usiminas’ current shareholders, also at BRL 5.0 per share. On April 20, 2016, Ternium subscribed 8.5 million preferred shares of Usiminas for a total consideration of USD 3.1 million. On April 26, 2016, Usiminas’ CEO mentioned in an investor conference call that a restructuring of Usiminas financial debt is in an advanced stage.

Based on the foregoing developments, management believes the above mentioned capital increase and financial debt restructuring are likely to contribute to improve Usiminas’ financial situation and that, following the USD 191.9 million impairment of the Company’s investment in Usiminas recorded in the fourth quarter of 2015 (which reduced the investment’s book value as of December 31, 2015 to USD 240.0 million), no additional impairment is required to be recorded. The Company has decided to maintain the carrying value at USD 241.0 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of March 31, 2016, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2016	239,960
Share of results	2,384
Other comprehensive income	(1,346)

As of March 31, 2016	240,998

At March 31, 2016, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 4.09 (approximately USD 1.15) per share, giving Ternium’s ownership stake a market value of approximately USD 190.9 million.

On April 25, 2016, Usiminas approved its consolidated interim accounts as of and for the three-months ended March 31, 2016, which state that revenues, post-tax loss from continuing operations and shareholders’ equity amounted to USD 523 million, USD 38 million and USD 3,716 million, respectively.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million USD)	As of March 31, 2016
Assets
Non-current	5,765
Current	1,714
Total Assets	7,479
Liabilities
Non-current	1,945
Current	1,372
Total Liabilities	3,317

Minority interest	446

Shareholders' equity	3,716

USIMINAS
Summarized income statement (in million USD)	Three-month period ended March 31, 2016
Net sales	523
Cost of sales	(533)
Gross Profit	(10)
Selling, general and administrative expenses	(43)
Other operating income, net	(28)
Operating income	(81)
Financial expenses, net	26
Equity in earnings of associated companies	13
Loss before income tax	(42)
Income tax expense	4
Net loss before minority interest	(38)
Minority interest in other subsidiaries	-
Net loss for the period	(38)

(b) Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2015, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of cash contributions and subordinated loans. During 2015 and 2016, Ternium made cash contributions of USD 9.6 million and granted a subordinated loan which amounted to USD 33.5 million. For commitments from Ternium in connection with Techgen, see note 11.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

10.  DISTRIBUTION OF DIVIDENDS

On February 23, 2016, the Board of Directors proposed a dividend distribution of USD 0.09 per share (USD 0.90 per ADS), or approximately USD 180.4 million in the aggregate, which is subject to shareholders’ approval at the Company’s annual general shareholders’ meeting to be held on May 4, 2016. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 13, 2016, with record-date of May 10, 2016.

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2015.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of March 31, 2016, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 1.5 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

Based on recent National Tax Court decisions, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of March 31, 2016, amounts to USD 0.4 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the first half of  2016. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

(d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 35.4 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 28.8 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of   USD 7.5 million to be expended until June 30, 2016.

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 30.4 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 123.7 million to satisfy the requirements through 2031.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 26% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 64.0 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million (out of which Ternium México has already invested the 24% as of March 31, 2016 ), while Ferromex’s already invested the committed amount of approximately USD 5.4 million as of March 31, 2016. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(h) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a transportation capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of March 31, 2016, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of March 31, 2016.

(i) Techgen is a party to a contract with Kinder Morgan Texas Pipeline LLC for gas purchasing and transportation capacity up to 150,000 MMBtu/Gas per day starting on January 15, 2016 and ending on June 30, 2016 and Kinder Morgan Gas Natural de Mexico, s. de R.L. de c.v. for transportation capacity up to 150,000 MMBtu/Gas per day starting on December 1, 2015 and ending on May 31, 2016. As of March 31, 2016, the outstanding value of this commitment was approximately USD 10 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 4.8 million, corresponding to the 48% of the agreements’ outstanding value as of March 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of March 31, 2016, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of March 31, 2016, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2015, Ternium may pay dividends up to USD 5.2 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2015

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2015	5,157,688
Loss for the year	(1,627,845)

Total shareholders' equity under Luxembourg GAAP	7,208,782

12.    RELATED PARTY TRANSACTIONS

As of March 31, 2016, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’ s share  capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

12.    RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2016	2015
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	6,135	27,522
Sales of services and others to non-consolidated parties	264	313
Sales of services and others to other related parties	210	293

	6,608	28,128
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	39,455	38,142
Purchases of goods from other related parties	12,406	19,418
Purchases of services and others from non-consolidated parties	2,354	3,281
Purchases of services and others from other related parties	25,439	27,057

	79,655	87,898
(c) Financial results
Income with non-consolidated parties	400	-

	400	-
(d) Dividends received
Dividends received from non-consolidated parties	60	-

	60	-
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	415	2,075
Income (expenses), net with other related parties	140	167

	554	2,242

	March 31, 2016	December 31, 2015
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	34,367	11,392
Receivables from other related parties	4,423	6,689
Advances to suppliers with other related parties	3,488	3,622
Payables to non-consolidated parties	(20,444)	(17,426)
Payables to other related parties	(26,701)	(25,019)

	(4,867)	(20,742)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

13.    FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2015 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	91,353	91,353	-
Other investments	151,377	134,244	17,133

Total assets	242,730	225,597	17,133

Financial liabilities at fair value through profit or loss
Derivative financial instruments	14,823	-	14,823

Total liabilities	14,823	-	14,823

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787

Total assets	245,693	216,742	28,951

Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635

Total liabilities	20,635	-	20,635

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

Pablo Brizzio

Chief Financial Officer